Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Pacific Drilling S.A.

Société anonyme

Registered Office: 37 rue d’Anvers, L-1130 Luxembourg

R.C.S. Luxembourg B 159.658

14 May 2012

Notice is hereby given to the shareholders that an

ANNUAL GENERAL MEETING

of the shareholders of Pacific Drilling S.A., (the “Company”) will be held at the Company’s registered office in Luxembourg on Monday, 14 May 2012 at 10:00 a.m. Central European Time with the following

AGENDA

1.	To acknowledge the management report of the Board of Directors (as reflected in the Company’s 2011 Annual Report on Form 20-F) and the report of the independent auditor on the unconsolidated annual accounts of the Company prepared in accordance with the laws and regulations of the Grand-Duchy of Luxembourg (the Annual Accounts) for the financial period from 11 March to 31 December 2011;

2.	To adopt the Annual Accounts for the financial period from 11 March to 31 December 2011;

3.	To allocate the net result shown in the Annual Accounts for the financial period from 11 March to 31 December 2011;

4.	To grant discharge to the directors of the Company in relation to the financial period from 11 March to 31 December 2011;

5.	To approve customary and reasonable remuneration for the directors of the Company consistent with that of similarly situated companies in the industry in which the Company operates; and

6.	To re-appoint KPMG Luxembourg, Réviseur d’enterprises agréé, as independent auditor of the Company until the Annual General Meeting of the shareholders of the Company to be held in 2013.

Pursuant to article 73 of the Luxembourg law of 10th August 1915 on commercial companies (the Law), copies of the Annual Accounts together with the relevant management and audit reports shall be made available (i) on the Company’s website at www.pacificdrilling.com and (ii) at the registered office of the Company during normal business hours, fifteen (15) days before the Annual General Meeting and shall remain available until the date of the Annual General Meeting. Copies of the Annual Accounts and the relevant management and audit reports shall also be sent to the registered shareholders in accordance with article 73 of the Law.

Luxembourg, 9 April 2012

/s/ Christian J. Beckett
Christian J. Beckett Executive Director, Chief Executive Officer

N-1

Notes:

1.	The Company has fixed the close of business on 30 March 2012 as the record date for the determination of the shareholders entitled to vote at the Annual General Meeting or any adjournment thereof.

2.	At the Annual General Meeting, each of the proposed resolutions shall be adopted by a simple majority vote and each share is entitled to one vote.

3.	No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office by not later than 5 business days before the time for holding the meeting. A shareholder may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

4.	A Form of Proxy is enclosed for use by holders of shares registered in The Norwegian Central Securities Depository in connection with the business set out above and should be returned to DNB Bank ASA, Registrars Dept., Stranden 21, 0021 Oslo, Norway or alternatively sent by facsimile (+47) 22 94 90 20 within the aforementioned date and time. Holders of shares registered in the United States should vote according to the separate voting instructions provided.

The following information is applicable to holders of shares registered in the United States only:

We are pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders via the internet. We believe that this e-proxy process will expedite shareholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of our Annual General Meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials containing instructions on how to access the attached proxy statement and how to vote online.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

N-2

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING’) OF PACIFIC DRILLING S.A.

COMPANY PROPOSALS

PROPOSALS 1, 2, 3, 4, 5 AND 6

1.	To acknowledge the management report of the Board of Directors (as reflected in the Company’s 2011 Annual Report on Form 20-F) and the report of the independent auditor on the unconsolidated annual accounts of the Company prepared in accordance with the laws and regulations of the Grand-Duchy of Luxembourg (the Annual Accounts) for the financial period from 11 March to 31 December 2011;

The management report of the Board of Directors (as reflected in the Company’s 2011 Annual Report on Form 20-F) is available on the Company’s website at www.pacificdrilling.com and at the registered office of the Company during normal business hours and shall remain available until the date of the Annual General Meeting. The report of the independent auditor on the unconsolidated annual accounts shall be made available (i) on the Company’s website at www.pacificdrilling.com and (ii) at the registered office of the Company fifteen (15) days before the Annual General Meeting and shall remain available until the date of the Annual General Meeting.

2.	To adopt the Annual Accounts for the financial period from 11 March to 31 December 2011;

The Annual Accounts shall be made available (i) on the Company’s website at www.pacificdrilling.com and (ii) at the registered office of the Company fifteen (15) days before the Annual General Meeting and shall remain available until the date of the Annual General Meeting. Copies of the Annual Accounts and the relevant management and audit reports shall also be sent to the registered shareholders in accordance with article 73 of the Luxembourg law of 10th August 1915 on commercial companies (the Law).

3.	To allocate the net result shown in the Annual Accounts for the financial period from 11 March to 31 December 2011;

The Annual Accounts are currently being audited by the Company’s independent auditor, KPMG Luxembourg, and copies of the accounts following the audit together with the relevant management and audit reports shall be made available (i) on the Company’s website at www.pacificdrilling.com and (ii) at the registered office of the Company fifteen (15) days before the Annual General Meeting and shall remain available until the date of the Annual General Meeting.

It is anticipated that the Company shall show a loss for the financial period from 11 March to 31 December 2011 and that it shall be proposed that such loss be carried forward.

4.	To grant discharge to the directors of the Company in relation to the financial period from 11 March to 31 December 2011;

In accordance with the Law, upon approval of the Company’s annual accounts as of December 31, 2011, the Annual General Meeting must vote as to whether those who were members of the Board during the year 2011, shall be discharged from any liability in connection with the management of the Company’s affairs during such period.

P-1

5.	To approve customary and reasonable remuneration for the directors of the Company consistent with that of similarly situated companies in the industry in which the Company operates;

The compensation of the Company’s directors is approved annually at the Annual General Meeting. It is proposed that remuneration which is customary and reasonable remuneration for the directors of the Company consistent with that of similarly situated companies in the industry in which the Company operates be approved.

6.	To re-appoint KPMG Luxembourg, Réviseur d’enterprises agréé, as independent auditor of the Company until the Annual General Meeting of the shareholders of the Company to be held in 2013.

It is proposed that KPMG Luxembourg be appointed as independent auditor of the Company for a term ending on the date of the Annual General Meeting of shareholders of the Company to be held in 2013.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.

P-2

PROXY FORM

PACIFIC DRILLING S.A. (the “Company”)

Proxy Solicited for Annual General Meeting 14 May 2012

The undersigned hereby authorise DNB Bank ASA to constitute and appoint any director, Chief Financial Officer or Secretary of the Company, any employee of Centralis (Luxembourg) or any lawyer of Loyens & Loeff of Luxembourg each acting under his/her sole signature, to represent the undersigned at the Annual General Meeting of shareholders of the Company to be held at 37 rue d’Anvers, L-1130 Luxembourg at 10:00 a.m. (local time) or any adjournment thereof, for the purposes set forth below and in the Notice of Annual General Meeting issued by the Corporation on or around 11 April 2012.

☒ Please mark your votes as in this example.

Item	Resolutions	FOR	AGAINST	ABSTAIN
1.	To acknowledge the management report of the Board of Directors and the report of the independent auditor on the unconsolidated annual accounts of the Company prepared in accordance with the laws and regulations of the Grand-Duchy of Luxembourg (the Annual Accounts) for the financial period from 11 March to 31 December 2011;
2.	To adopt the Annual Accounts for the financial period from 11 March to 31 December 2011;
3.	To allocate the net result shown in the Annual Accounts for the financial period from 11 March to 31 December 2011;
4.	To grant discharge to the directors of the Company in relation to the financial period from 11 March to 31 December 2011;
5.	To approve customary and reasonable remuneration for the directors of the Company consistent with that of similarly situated companies in the industry in which the Company operates;
6.	To re-appoint KPMG Luxembourg as independent auditor of the Company until the Annual General Meeting of the shareholders of the Company to be held in 2013.

Signature(s)                                                                                                        Date:

Note:	Please sign exactly as name appears above, joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.

Name of shareholder in block letters:

P-1